

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 25, 2016

John M. Loder, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600

> Re: Goehring & Rozencwajg Investment Funds
> File Nos. 333-212686 and 811-23177

Dear Mr. Loder:

On July 26, 2016, you filed a registration statement on Form N-1A for Goehring & Rozencwajg Investment Funds (the "Trust") to register shares of the Goehring & Rozencwajg Resources Fund (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings, terms and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Fees and Expenses of the Fund (pages 2-3)

1. Please consider deleting the caption "Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)" in the fee table as the Fund does not charge this fee. *See* Instruction 1(c) to Item 3 of Form N-1A.

2. The caption for the redemption fee in the fee table states that the redemption fee is calculated "(as a percentage of exchange price or amount redeemed on shares held for less than 30 days)". Please delete the words "exchange price" and include the words "or exchanged" after "redeemed" to clarify that the redemption fee also applies to exchanges of shares held less than 30 days.

3. Footnote 1 to the fee table discloses certain information regarding the Fund's 12b-1 fees. Please move the disclosure in footnote 1 to the section "Distribution and Services (12b-1) Plans for Retail Class Shares" on page 27 as it is not permitted or required by Items 2 through 8 of Form N-1A. *See* General Instructions C.3(a) and (b) of Form N-1A.

4. Please confirm to us whether or not the Fund intends to engage in borrowing. If so, please confirm that an estimate of the interest expense to be incurred with respect to any borrowings is reflected in the fee table.

5. Footnote 3 to the fee table states that the Adviser has agreed to limit the amount of the Fund's total annual operating expenses. If the Adviser has contractually agreed to limit these expenses, please add the word "contractually" before "agreed". Also, please confirm to us that the date to be inserted in the second sentence of the footnote will be at least one year from the effective date of the registration statement. *See* Instruction 3(e) to Item 3 of Form N-1A. Furthermore, please confirm to us that the contractual agreement will be filed as an exhibit to the registration statement. Alternatively, if the Adviser has not contractually agreed to limit the Fund's expenses, please move all disclosure regarding this fee limitation to another location in the registration statement (other than in Items 2 through 8 of Form N-1A).

6. The third sentence of footnote 3 to the fee table states that the Adviser will be permitted to recover fees and expenses it has borne to the extent that the Fund's expenses in later periods fall below the annual rates set forth in the relevant agreement. Please revise this sentence to state that the Adviser will be permitted to recover fees and expenses it has borne only to the extent that the Fund's expenses do not exceed the lesser of (1) the expense limit in effect at the time the Adviser waives or limits the fees and (2) the expense limit in effect at the time the Adviser recovers fees. *See* 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

7. The last sentence of footnote 3 to the fee table states that "[t]he Fund will not be obligated to pay any such reduced fees and expenses more than three years after the fiscal year in which the fee and expense was reduced." The staff believes that any recapture of a fee waived or expense reimbursed should occur within three years of the *specific* waiver or reimbursement. Therefore, please revise this sentence to state that the Fund will not be obligated to pay any such reduced fees and expenses more than three years after the date the fee and expense was reduced. *See* AICPA Audit & Accounting Guide: Investment Companies, ¶ 8.08 and ¶ 8.09 (2016).

8. As it appears that the example calculations for Institutional Class Shares and Retail Class Shares of the Fund will be the same whether shares are redeemed or not redeemed, please remove the heading "If you do not sell your shares" and the 1 year and 3 year examples under this heading. *See* Instruction 4(f) to Item 3 of Form N-1A.

Principal Investment Strategies of the Fund (pages 3-4)

9. The first sentence states that the Fund will invest at least 80% of its net assets in securities of natural resources companies and other investments which provide economic exposure to natural resources or natural resources companies. Please disclose the types of instruments

that are included in "other investments which provide economic exposure to natural resources or natural resources companies." Also, if such instruments include derivatives, please confirm to us that the market value (rather than the notional value) will be used to value derivatives for purposes of complying with the 80% investment policy. *See* Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 ("1940 Act").

10. The second sentence states that natural resources companies are "U.S. and foreign companies that may own, explore, develop, produce, transport or provide goods and services related to natural resources." Please revise this disclosure to specify the criteria used to determine that a company has economic ties to the natural resources sector (*e.g.*, companies that derive greater than 50% of their revenue from the exploration, development, production or transportation of natural resources). Also, defining natural resource companies to include companies that "provide goods and services related to natural resources" appears to allow the Fund to invest in companies outside of the natural resources sector (*e.g.*, companies that provide any type of goods and services). Please remove companies that "provide goods and services related to natural resources" from the definition of natural resources companies. Alternatively, please disclose why it is appropriate to include such companies in the Fund's 80% investment policy. We may have more comments after reviewing your response.

11. The first paragraph on page 4 describes the debt securities in which the Fund will invest. Please disclose the maturity policy for these debt investments.

12. The third sentence of the first paragraph on page 4 states that the Fund may invest in debt securities that are rated below investment grade. Please add a reference to "junk bonds" to describe these types of investments. Please also add a risk factor to the "Principal Risks of Investing in the Fund" section in the Summary Prospectus to describe the risks of investing in junk bonds.

13. The fifth sentence of the first paragraph on page 4 states that "[t]he use of derivatives may increase the volatility of the [F]und through the financial leverage inherent in derivatives." The second sentence of the third paragraph on page 4 states that "[t]o the extent that the Fund is more heavily exposed to a commodity sub-sector that undergoes a period of weakness, an investor can expect poor returns from the Fund." Because these sentences describe risks rather than strategies, please move these sentences to an appropriate location in the "Principal Risks of Investing in the Fund" section.

14. The sixth sentence of the first paragraph on page 4 states that the Fund may invest in other investment companies, primarily ETFs. Please confirm to us whether the Fund intends to invest in these types of investments and, if so, please confirm to us that these holdings will be monitored for inclusion in "Acquired Fund Fees and Expenses". *See* Instruction 3(f) to Item 3 of Form N-1A. Also, if investments in other investment companies will be included in the Fund's 80% investment policy, please disclose how the Fund will measure the underlying

investments of the other funds when determining compliance with the Fund's 80% investment policy.

15. The first sentence of the fourth paragraph on page 4 states that the Fund holds both U.S. and foreign securities. Inasmuch as "Emerging Markets Risk" is identified as a principal risk of the Fund on page 5, please disclose that foreign securities include emerging market securities.

Principal Risks of Investing in the Fund (pages 4-7)

16. The second bullet point on page 5 states that the Fund concentrates its investments in the natural resources industry. Please also include this statement in the "Principal Investment Strategies of the Fund" section. *See* Item 4(a) of Form N-1A.

17. The disclosure on page 6 sets forth a "Natural Resources Investment Risk". Please add appropriate disclosure to the risk factor to reflect how current market conditions in the natural resources sector (*e.g.*, downward trend in oil and gas prices) may impact the Fund's investments. *See* IM Guidance Update 2016-02 (March 2016).

18. The "Natural Resources Investment Risk" factor on page 6 states that investments may be held through MLPs. Please disclose in the "Principal Investment Strategies of the Fund" section that the Fund will invest in MLPs and later in the prospectus that the Fund may not invest more than 25% of its assets in MLPs in order to maintain its status as a regulated investment company under Subchapter M of the Internal Revenue Code. Also, please add a separate principal risk factor that describes the risks of investments in MLPs.

19. The disclosure on page 6 sets forth a "Small and Mid-sized Companies Risk". Because the Fund refers to micro-cap investments in the "Principal Investment Strategies of the Fund" section, please also disclose the risks of micro-cap investments.

20. Inasmuch as "Turnover Risk" is identified as a principal risk of the Fund on page 7, please disclose in the "Principal Investment Strategies of the Fund" section that the Fund will frequently buy and sell its portfolio securities.

Tax Information (page 7)

21. The disclosure in this section states that distributions are generally taxable unless an investor invests through a tax-deferred arrangement. Please also disclose that an investor investing through a tax-deferred arrangement may incur taxes when making withdrawals from these arrangements.

More on the Fund's Investments and Related Risks (pages 10-25)

22. The disclosure on page 13 states that the Fund will invest in structured notes. In light of the disclosure on page 1 of the Statement of Additional Information indicating that certain issuers of structured notes may be investment companies, please tell us how much the Fund

will invest in structured notes that are issued by unregistered investment companies and what types of structured notes the Fund would invest in. We may have more comments after reviewing your response.

23. The disclosure on page 19 describes the risks of repurchase agreements. Because this risk is identified as a principal risk of investing in the Fund, please add a reference to repurchase agreements to the "Principal Investment Strategies of the Fund" section.

24. The disclosure on page 23 under "Cash Position Risk" states that the Fund may hold any portion of its assets in cash or cash equivalents at any time or for an extended time. Please revise this disclosure to restrict the ability of the Fund to hold *any portion* of its assets in cash or cash equivalents to times when the Fund takes a temporary defensive position.

Management (pages 25-26)

25. The disclosure on page 25 under "Portfolio Managers" states that the portfolio managers are primarily responsible for the day-to-day operation of the Fund. Please clarify the roles that the portfolio managers play in managing the Fund's portfolio. For example, please disclose whether one individual serves as lead portfolio manager or whether both portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund's portfolio. *See* Item 10(a)(2) of Form N-1A.

Buying and Redeeming Shares (pages 27-34)

26. The disclosure on page 32 under "Redemption Payments" states that "your redemption price is the NAV per share next determined after your request is received in good order." Please add the same disclosure with respect to the purchase price. *See* Item 11(a)(2) of Form N-1A.

Appendix A

27. The second sentence states that the performance information shows the performance of substantially similar accounts managed by Mr. Goehring prior to the time he joined the Adviser. As the Fund is co-managed by Mr. Goehring and Mr. Rozencwajg, whereas the substantially similar accounts are managed only by Mr. Goehring, please remove Appendix A from the registration statement. Alternatively, please explain to us why it is appropriate to include performance information of accounts managed by only one of the portfolio managers of the Fund and at a time before that portfolio manager joined the Adviser. *See* Bramwell Growth Fund (SEC Staff No-Action Letter, Aug. 7, 1996). *See also* Nicholas-Applegate Mutual Funds (SEC Staff No-Action Letter, Aug. 6, 1996). We may have more comments after reviewing your response.

STATEMENT OF ADDITIONAL INFORMATION

Additional Investment Activities and Risks – Derivatives (pages 13-23)

28. The first paragraph on page 20 indicates that the Fund may sell credit default swaps. Please disclose that, when it sells credit default swaps, the Fund will segregate the full notional amount of these swaps to cover its obligation.

Investment Limitations (page 33)

29. Please disclose the Fund's concentration policy. *See* Item 16(c)(1)(iv) of Form N-1A. Please also disclose that the Fund will consider the investments of other funds in which it invests when applying its own concentration policy.

Financial Statements (page 63)

30. Please include financial statements in the next pre-effective amendment to the registration statement. *See* Section 14(a) of the 1940 Act.

Signature Page

31. We note that the registration statement has been signed by only one Trustee. Please ensure that all future amendments to the registration statement are signed by a majority of Trustees, as required by Section 6(a) of the Securities Act of 1933 ("Securities Act").

GENERAL PROCEDURAL COMMENTS

32. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

33. We note that portions of your filing are incomplete, including the fee table, information regarding the Fund's Trustees and officers and "seed" financial statements. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

34. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

35. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

36. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

37. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

38. Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel